Exhibit 99.1

               Origin Agritech Realigns Organization to
 More Effectively Focus on Key Growth Initiatives and Capture Future
                         Growth Opportunities

     BEIJING--(BUSINESS WIRE)--April 30, 2007--Origin Agritech (NasdaqGM:SEED), a leading Chinese crop seed company, today announced that it has completed the realignment plan for its organization and improved efficiencies at several of its key business units. The changes will enable the company to effectively address unreached markets and introduce new key products this coming year. This realignment also signifies the full integration of Denong Zhengcheng Seed Company, Ltd. ("Denong"). This successful integration combined with efficiencies gained to date has allowed Origin to eliminate approximately 150 positions throughout the Company.

    Gengchen Han, Origin's Chairman and Chief Executive Officer, commented, "We are moving aggressively to deliver the most efficient organization in order to lead the crop seed industry in China. Our industry is continuing to grow and evolve at a rapid pace, and we are reshaping the company to become the primary participant in the consolidation of our market. We routinely evaluate our organization to achieve optimal efficiencies in order to deliver the best products and service to China's farmers and support our growth with a robust product pipeline. Our strategy capitalizes on emerging macro trends in the Chinese crop seed industry and leverages our core strengths in technology, marketing, and distribution."

    Origin's strategy is to drive unique expansion opportunities through both organic growth and acquisitions, supported by hybrid seed technology and unparalleled customer service. The new structure is designed to drive this strategy by aligning the organization with three key objectives:

    -- Create the most extensive distribution in China by providing rich value for the end farmer -- Origin will leverage its strong provincial and central government relationships, academic relationships, and national sales and distribution network to create leading value propositions for the farmer. This includes educating the farmer in proper seed usage and modern agricultural techniques, and supplying high quality crop seed to maximize crop yields.

    -- Identify, acquire, and integrate key targets with significant long term growth potential in China and Southeast Asia--Origin will utilize its rich agricultural network to identify and acquire targets with unique asset bases. Origin will devote additional resources on multiple management levels to intensify these identification efforts in a rapidly evolving industry landscape.

    -- Lead in next-generation technology platforms in China -- Origin will continue to broaden its industry-leading portfolio through the development of GMO product offerings in advance of the anticipated approval of GMO products in China. Origin will target several trait families specific to the needs of the Chinese farming base, and breed these trait families with hybrids that have already proven successful in China.

    Web address: www.originagritech.com

    ABOUT ORIGIN

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently in the market.

    FORWARD LOOKING STATEMENTS

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608